

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Bernaldo Dancel
Chief Executive Officer
NAVA HEALTH MD, LLC
9755 Patuxent Woods Drive, Suite 100
Columbia, Maryland 21046

> **Re: NAVA HEALTH MD, LLC**
> **Registration Statement on Form S-1**
> **Filed October 27, 2022**
> **File No. 333-268022**

Dear Bernaldo Dancel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, Filed October 27, 2022

Cover Page

1.   We note your response to our prior comment number 1 and we reissue in part. Please revise the cover page and newly added risk factor to include the amount of voting power the controlling stockholder will hold following the completion of the offering, expressed as a percentage.

Industry and Market Data, page 41

2.   We note your response to our prior comment number 9 and your revisions on page 41: "Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We caution you not to give undue

weight to such projections, assumptions and estimates." Such statements may imply an inappropriate disclaimer of liability with respect to the third-party information. Please either delete these statements or specifically state that you are liable for such information.

Use of Proceeds, page 42

3.   We note your statement on page 105 that you will "pay to the representative a nonaccountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the shares." Please revise to include this expense here and the accompanying part of the Offering section on page 8.

Business
Our Company, page 59

4.   We note in various places in the notes to the financial statements your disclosure that Nava Health offers consumer products online. Please revise to provide more information here about your online business.

How the Nava Method Works, page 63

5.   We note your response to our prior comment number 16. Please provide the market size for global hormone replacement therapy or advise.

Executive and Director Compensation
Employment Agreements, page 83

6.   We note your response to our prior comment number 19 in which you state that the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreement is included as Exhibit C to Exhibit 10.8. However, Exhibit 10.8 includes the cover page for Exhibit C but not the form of agreement. Therefore, we reissue the comment in full.

Item 17. Undertakings, page II-3

7.   We note your response to our prior comment number 25 and that you have not provided all of the undertakings required by Rule 512(a) of Regulation S-K. Please explain or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Rachel M. Jones, Esq.